UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

15 July 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

Chorus consults industry on future fibre products

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 15 July 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA STATEMENT 15 July, 2011
Chorus consults industry on future fibre products

Chorus has today released service descriptions and other related documents for the key Ultra Fast Broadband (UFB) products.

The release of the documents, in line with the previously-published timetable for the development of the Chorus Wholesale Services Agreement, is part of the joint industry consultation process carried out with Crown Fibre Holdings (CFH) via the Telecommunications Carriers’ Forum (TCF).

“We are pleased to be able to share the new products we have under development and look forward to hearing the industry’s feedback as we move together towards the fibre future,” said Mark Ratcliffe, CEO Chorus.

Subject to shareholder approval, Telecom is aiming to demerge Chorus by the end of the year, to enable it to take the cornerstone role in the UFB initiative.

However, as part of Telecom’s UFB agreement, the services are scheduled to be launched in August and September, to enable Retail Service Providers (RSPs) to develop fibre-based offerings for their customers before the planned demerger is voted on by shareholders.

Additional new fibre products

In addition, Chorus is also announcing product information on other new services, which are not part of the consultation process but are still fibre based services.

“As New Zealand’s fibre partner Chorus will have a critical role in enabling the future success of RSPs across the country, and these products form the backbone of how we will serve them,” Mr Ratcliffe said.

A description of all products announced today is available at http://www.chorus.co.nz/f878,62106/Product_Summary_July_2011.pdf

HSNS price reduction opens up fibre for more businesses

Chorus has also announced that from 24 August 2011 it is reducing the price of its High Speed Network Service (HSNS) product, in line with the UFB Agreement with CFH.

HSNS is an existing fibre-based product that is sold to service providers to enable them to provide high speed fibre services to business and corporate customers.

The HSNS price will be reduced across all 33 UFB regions, including the regions where Chorus has not been selected as the Crown’s partner. For the standard product, the monthly access price will be $380 per month, which will apply to existing as well as new circuits.

“This price reduction should enable service providers across New Zealand to develop high-speed fibre products at a price point that is compelling to a far wider proportion of the business market than has previously been the case,” he said.

Chorus Co-Innovation Labs

Chorus has also announced the launch of the Chorus Co-Innovation Labs. This will support RSPs in their product development and allow them to test the new fibre products.

The labs will be open in both Auckland and Wellington from today.

ENDS

For media queries, please contact:

Ian Bonnar

+64 (0) 27 215 7564

Or

Melanie Marshall

+64 (0)27 452 6231

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